Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

October 4, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jerard T. Gibson, Esq.

Re:	Preferred Apartment Communities, Inc.
Registration Statement on Form S-11 Filed on July 30, 2010 File No. 333-168407

Dear Mr. Gibson:

On behalf of our client, Preferred Apartment Communities, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 30, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on July 30, 2010 (No. 333-168407) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in the Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Amendment No. 1.  All page number references in the Company’s responses are to page numbers in Amendment No. 1.

October 4, 2010

General

1.
It appears that you are attempting to register two separate transactions on a single registration statement.  Please tell us why you have not filed a separate registration statement for each transaction.

We advise the Staff that the Williams Opportunity Fund, LLC presently does not intend to effect a distribution of shares of the Company to its members.  Accordingly, the Company has revised the disclosure on page 1 of and throughout the prospectus to remove the language relating to the distribution of shares by the Williams Opportunity Fund, LLC.  If and when the distribution of shares by the Williams Opportunity Fund, LLC shall occur, it will be registered pursuant to a subsequent registration statement or in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

2.
We note that Williams Opportunity Fund, LLC has agreed to purchase shares in a private placement concurrent with the public offering.  Please provide us with a detailed analysis as to why the concurrent private placement should not be integrated with your public offering.  Please see Securities Act Release No. 8828 (Aug. 10, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.

The Company is relying on the safe harbor provided by Rule 152 promulgated under the Securities Act, which provides that a private offering is not subject to integration with a public offering pursuant to a registration statement which is subsequently filed under the Securities Act if  the private offering is completed prior to the filing of the registration statement. In the SEC’s Black Box Inc. no-action letter (June 26, 1990), the Staff advised that, for the purposes of Rule 152, a private placement sale of securities may be treated as having been completed upon execution of an agreement—not on the later date when the private placement securities are issued—provided that the purchasers’ obligations are binding and subject only to conditions outside their control, even when a registration statement covering the same securities is later filed with the SEC. See also the Division’s no-action letter to Squadron, Ellenoff, Pleasant & Lehrer (February 22, 1992). In order to satisfy the requirements of Black Box, the Company entered into a subscription agreement with Williams Opportunity Fund (“WOF”) prior to the filing of the Registration Statement, which subscription agreement contains all the material terms of WOF’s commitments and pursuant to which WOF became bound to fulfill its commitment under the subscription agreement (i.e., WOF’s obligations are binding and subject only to conditions outside its control).

October 4, 2010

Even assuming for the sake of argument that the safe harbor provided by Rule 152 was not otherwise available to the Company or that the offering was not considered completed upon execution of the purchase agreement between WOF and the Company, the Company believes that the offer to WOF constitutes a valid private placement pursuant to Section 4(2) of the Securities Act that is not vitiated by the filing of the Registration Statement.  Securities Act Release No. 8828 sets forth the applicable standards to determine whether concurrent public and private offerings should be integrated and states that “the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.”  The Staff’s Compliance and Disclosure Interpretation, Section 139.25, provides further clarification that “if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.  Hence, there would be no integration of the private offering with the public offering.”  In the instant situation, as the subscription agreement was executed prior to the filing of the Registration Statement, the Company believes it is clear that WOF was not solicited pursuant to the Registration Statement, but rather became aware of the offer solely by reason of WOF's existing relationship with the Company through John Williams.

3.
Please provide us with an analysis of why you believe it is appropriate to register the distribution of shares by Williams Opportunity Fund, LLC to its investors before the fund purchases the shares to be distributed.  In addition, please provide an analysis of why the distribution by Williams Opportunity Fund should be viewed as a continuous rather than a delayed offering.

We advise the Staff that the Company will not register the distribution of shares by Williams Opportunity Fund, LLC to its investors before it purchases the shares to be distributed.  Accordingly, the Company has revised the disclosure on page 1 of and throughout the prospectus to remove the language relating to the distribution of shares by the Williams Opportunity Fund, LLC.  Please also see our response to comment no. 1 above.

4.
We note that Williams Opportunity Fund is participating in a distribution of your shares to its investors.  Please revise the prospectus relating to this offering to identify Williams Opportunity Fund as an underwriter and remove references to WOF as a selling shareholder.

Please see our responses to comments no. 1 and 3 above.  Accordingly, the Company has revised the disclosure on page 1 of and throughout the prospectus to remove the language relating to the distribution of shares by the Williams Opportunity Fund, LLC.

October 4, 2010

5.
Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely.  We note your reference to information processed by Axiometrics, Inc.  Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

We advise the Staff that highlighted copies of the studies, reports and surveys that are cited in the prospectus will be submitted supplementally to the Staff.  In addition, consents for the parties providing this data will be submitted supplementally to the Staff.  The Company confirms that the industry reports, studies or surveys for which consents have not been provided supplementally to the Staff and on which Company relies were publicly available and not prepared for the Company, and the Company did not compensate the party that prepared these reports or studies.

6.
We note your analysis beginning on page 13 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940.  We have referred this disclosure to the Division of Investment Management for review.

We acknowledge that the Staff has referred such disclosure to the Division of Investment Management for review.

Prospectus Cover Page

7.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.

We advise the Staff that the Company has revised the disclosure on the cover page to limit the cover page to one page as required by Item 501(b).

Prospectus Summary

8.
Disclosure under the headings “Market Opportunity” and “Our Investment Strategy” contains detailed information that is not appropriate for the prospectus summary.  We also note that you have included identical disclosure in your Business section.  Please revise to provide a concise summary of key information regarding your business and your strategy, similar to the limited discussion under “Our Competitive Strengths” on page 4.  Provide the more detailed disclosure in the body of your prospectus.

We advise the Staff that the Company has revised the disclosure on page 2 of the prospectus under the headings “Market Opportunity” and “Our Investment Strategy” to provide a concise summary of key information regarding the Company’s business and its strategy.

October 4, 2010

Our Target Assets

Acquisition Markets Map, page 7

9.
If you choose to retain this disclosure in your summary, please revise the introductory paragraph to clearly state that you do not currently own properties in any of these market, you have not identified any properties for purchase in these markets, and you may purchase properties in markets other than the ones shown on the map.  Provide similar clarification with the disclosure under the same heading on page 70.

We advise the Staff that the Company has revised the disclosure on page 2 to provide a concise summary of key information regarding the Company’s target assets.  In addition, the prospectus has been revised on page 72 to state that, as of the date of the prospectus, the Company currently does not own any properties in any of the markets shown on the map, but has entered into separate agreements for the purchase and sale of a property in the Philadelphia, Pennsylvania MSA and a property in the Atlanta, Georgia MSA.  The information relating to each of these two properties and the respective acquisition agreements has been included in the prospectus beginning on page 78.  Finally, the prospectus has been revised on page 72 to disclose that the Company may purchase properties in markets other than in the markets shown on the map.

Summary Risk Factors, page 8

10.	It appears that the summary risk factors were inadvertently omitted from your filing. Please include a summary of the most significant risks in your next amendment. Refer to Item 3(b) of Form S-11.

We advise the Staff that the Company has revised the disclosure on page pages 15-16 to include a summary of the most significant risks as required by Item 3(b) of Form S-11.

Management Agreement, page 9

11.
Please revise the fee table to show the Acquisition Fee as a line item separate from Expenses.  For the Acquisition Fee, please include the estimated amount assuming that all of your net offering proceeds will be used to purchase properties.  In addition, provide an estimated Acquisition Fee assuming that you purchase properties using the maximum amount of leverage that you are permitted to use.  Provide similar disclosure in the fee table beginning on page 86.

We advise the Staff that the Company has revised the disclosure on pages 6 and 94 to show the Acquisition Fee as a line item separate from Acquisition Expenses.  In addition, the Company has revised disclosure to provide estimated amounts of the Acquisition Fee prior to requesting effectiveness of the Registration Statement.

October 4, 2010

12.
Please expand the table to include a line item for organizational and offering expenses.  We note disclosure on page 85 indicating that you may reimburse your manager for these costs in an amount up to 2% of gross offering proceeds.  Provide an estimate of the reimbursement amount that is based on your estimated offering amount.  Provide similar disclosure in the fee table beginning on page 86.

We advise the Staff that a line item for organizational and offering expenses has been added to the compensation table on pages 5 and 93 of the prospectus to disclose that the Company may reimburse its manager for organizational and offering expenses in an amount up to 2% of gross offering proceeds.  In addition, we have provided an estimate of the reimbursement amount based on the Company’s estimated offering amount.

13.
Property Management and Leasing Fee.  We note that your manager may subcontract its responsibilities to third parties and pay all or a portion of its property management fee to those third parties.  Please revise to clarify whether the manager would be responsible for all fees charged by third party subcontractors or if you may be responsible for a portion of such fees.

We advise the Staff that we have added disclosure on pages 7 and 95 of the prospectus clarifying that the manager is responsible for all fees charged by third party subcontractors.

14.
We note the disclosure in the third bullet point on page 94 indicating that your conflicts committee may restrict your ability to reimburse your manager for expenses incurred in connection with joint ventures.  Revise the table or the narrative under this heading to clarify whether the expense line items in the table include expenses incurred by the manager on behalf of joint ventures in which you are a joint venture partner.

We advise the Staff that a footnote has been added to the compensation table on pages 9 and 96 disclosing that amounts paid in respect of acquisition expenses and general and administrative expenses include the Company’s portion of any expenses incurred by its manager on behalf of joint ventures in which the Company is a joint venturer.

October 4, 2010

15.
Management Promote Fee.  We note footnote (5) to your organizational chart on page 9, which indicates that NELL Partners, LLC is entitled to a percentage of the promote fee through its controlling interest in your manager.  Please revise to clarify whether the percentage identified here includes amounts owed to NELL Partners.

We advise the Staff that the disclosure regarding the management promote fee has been revised throughout the prospectus to refer to the manager’s special limited partnership interest in the operating partnership, pursuant to which the manager is entitled to receive a participation in net sales proceeds, as described under the section entitled “Our Manager and Management Agreement—Management Compensation—Special Limited Partnership Interest” included in the prospectus.  The prospectus has been revised on pages 4, 9, 96, 101, 102, 104 and 126 for purposes of clarity.

The Offerings

Distribution Policy, page 16

16.
Refer to the carry-over paragraph at the top of page 17, which states that you may pay dividends prior to the time that you have fully used the net proceeds from the offerings to acquire your target assets.  Please revise to describe all potential sources of funds for distribution payments in the event you have not acquired properties or the cash generated from operations is not sufficient to fully fund your distribution payments.  We note similar disclosure on page 53.

We advise the Staff that we have revised the disclosure on page 14 of the prospectus to describe all potential sources of funds for distribution payments if cash generated from operations is not sufficient to fund fully the Company's distribution payments, including from the proceeds of the current offering, future offerings of equity or debt securities, other forms of debt financing or the sale of assets.

October 4, 2010

Our Corporate Information, page 17

17.
We note your reference to the website, www.preferredapartment.com.  Please tell us why the website includes general information about your apartment communities when you have not yet acquired any properties.

We advise the Staff that we have removed the general information relating to apartment communities on the Company’s website because the Company has not yet acquired any such apartment communities.

Risk Factors

Investment Risks

If we sell substantially less than all shares we are offering.., page 18

18.
The risk related to costs incurred in complying with internal control over financial reporting guidelines is a generic risk applicable to any public company.  Please revise this risk factor so that it speaks to a discrete risk or consider removing it.  In addition, please clarify how you could sell less than the maximum number of shares you are offering, considering that this appears to be a firm commitment underwriting.

We advise the Staff that the Company has reviewed the disclosure and has removed the subject risk factor that was formerly on page 18.

Risks Related to Conflicts of Interest

Our manager, executive officers and their affiliates..., page 24

19.
The risk associated with the your manager having conflicts between its duties to you and other affiliates appears to be a related, but separate risk than the amount of time your manager is required to devote to your business.  Similarly, risks arising as a result of the substantial fees your manager collects appear distinct from general conflicts as a result of your manager’s other obligations.  Please revise to discuss each of these risks under a separate subheading.

We advise the Staff that the Company has revised the disclosure to include a separate risk factor on page 23 to address the risks associated with the manager’s conflicts between its duties to the Company and other affiliates in the risk factor entitled “Our manager, executive officers and their affiliates may face conflicts of interest, and these conflicts may not be resolved in our favor, which could negatively impact your investment.”

We advise the Staff that the Company has revised the disclosure to include a separate risk factor on page 23 to address the risks relating to the amount of time the manager is required to devote to the Company’s business in the risk factor entitled “Our manager, executive officers and their affiliates may face competing demands relating to their time, and if inadequate time is devoted to our business, your investment may be negatively impacted.”

October 4, 2010

We advise the Staff that the Company has revised the disclosure to include a separate risk factor on page 24 to address the risks arising as a result of the substantial fees collected by the manager in the risk factor entitled “Our manager and its affiliates will receive substantial fees from us, which could result in actions that are not necessarily in the long-term best interest of our stockholders.”

General Risks Related to Investments in Real Estate

Our investments in real estate-related investments will be subject to risks..., page 27

20.
Refer to the bulleted list under this risk factor.  To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to your business posed by each factor.

We advise the Staff that the Company has revised the disclosure to include a separate risk factor on page 27 entitled “Natural disasters could significantly reduce the value of our properties and your investment.”

We advise the Staff that the Company has revised the disclosure to include a separate risk factor on page 27 entitled “Terrorist attacks and other acts of violence or war may affect the real estate industry generally and our business, financial condition and results of operations.”

We advise the Staff that the Company has revised the disclosure to include a separate risk factor on page 28 entitled “Compliance with the governmental laws, regulations and covenants that are applicable to our properties, including permit, license and zoning requirements, may adversely affect our ability to make future acquisitions or renovations, result in significant costs or delays and adversely affect our growth strategy.”

We kindly refer the Staff to the risk factor on page 26 entitled “Economic conditions may adversely effect the residential real estate market and our income” where the Company discusses the risks related to adverse changes in national and local economic real estate conditions.

We kindly refer the Staff to the risk factor on page 31 entitled “We will face competition from third parties, including other apartment communities, which may limit our profitability and the return on your investment” where the Company discusses the risks related to an oversupply (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants.

We kindly refer the Staff to the risk factor on page 41 entitled “Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results” where the Company discusses the risks related to costs of remediation and liabilities associated with environmental conditions affecting properties.

October 4, 2010

We kindly refer the Staff to the risk factor on page 30 entitled “We may suffer losses that are not covered by insurance” where the Company discusses the risks related to the potential for uninsured or underinsured property losses.

Risks Associated with Debt Financing and Investments

If mortgage debt is unavailable at reasonable rates..., page 35

21.
Please revise to describe these risks in greater detail.  Clarify the risk to investors if you are not able to finance the purchase of properties or refinance existing debt.  Also, explain specifically how these events could reduce your cash flow.

We advise the Staff that the Company has revised the risk factor disclosure on page 35 to clarify that it may not be able to finance the purchase of properties because the Company may be unable to borrow monies on terms and conditions that it finds acceptable.  In addition, the Company has revised the disclosure to clarify that it may be unable to refinance existing debt because the Company may find it difficult, costly or impossible to refinance indebtedness which is maturing.  Finally, the Company has revised the disclosure to explain that if interest rates increase, the Company’s interest cost would increase as result, which would reduce the Company’s cash flow.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

22.	Please revise to discuss how long you expect it to take to invest offering proceeds in a portfolio of multi-family units and mortgages.

We advise the Staff that the Company has entered into agreements to purchase two multi-family properties and has revised the prospectus on beginning on page 78 to include a description of these properties.  The Company intends to invest the offering proceeds as soon as it is able; however, the Company does not know how long it will take to invest offering proceeds in a portfolio of multi-family units and mortgages.

October 4, 2010

Liquidity and Capital Resources, page 58

23.
We note that you intend to utilize leverage in making your investments.  Please expand your disclosure to discuss the impact on your investment objectives if you are unable to secure financing on reasonable terms.

We advise the Staff that the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 60 of the prospectus has been expanded to discuss the impact on the Company’s investment objectives if the Company is unable to secure financing on reasonable terms.

Dividends, page 59

24.
We note that you do not intend to use offering proceeds to make distributions to your stockholders.  Please revise to clarify whether there are any restrictions in your charter or otherwise that would prevent you from using the proceeds of this offering to pay distributions.

We advise the Staff that the disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends” on page 61 of the prospectus has been revised to clarify that the Company may fund distributions from borrowings, offering proceeds, advances from its manager and requests that its manager defer, suspend or waive fees and/or expense reimbursements.

Prior Performance Summary

Prior Performance of Affiliates of Our Sponsor, page 61

25.	Please revise to clarify Mr. Williams’ respective role with each of Williams Realty Fund I, Williams Opportunity Fund and Williams Multifamily Acquisition Fund.

We advise the Staff that the Company has revised the disclosure on pages 62-65 to clarify Mr. Williams’ respective role with each of Williams Realty Fund I, Williams Opportunity Fund and Williams Multifamily Acquisition Fund.

26.	Please provide us with an analysis of why you believe each of the development funds should be considered a “program” within the meaning of Industry Guide 5.

We advise the Staff that each of the development funds should be considered a program because each development fund has raised money from unaffiliated investors and has discretionary authority to invest all the moneys raised by it.  Specifically, when Williams Realty Fund I ceased to raise commitments for funds, it had 78 unaffiliated investors.  When Williams Opportunity Fund ceased to raise commitments for funds, it had 67 unaffiliated investors.

October 4, 2010

Development Funds, page 61

27.
Please revise to disclose that none of the three development funds has ever paid distributions from cash generated by operations, but instead all distributions have been paid from sales and refinancing of properties.  Also, disclose that the Williams Multifamily Acquisition Fund, which has an investment objective similar to yours, has never paid distributions to its investors.  These appear to be adverse business developments that should be described pursuant to Item 8.A.2 of Industry Guide 5.

We advise the Staff that the Company has revised the disclosure on pages 62-65 to indicate that Fund I paid approximately $25 million in distributions to investors from the sale and/or refinancing of Fund’s properties and that none of such distributions has been paid from cash generated by operations.  In addition, the Company has revised the disclosure to indicate that WOF paid approximately $7.5 million in distributions to investors from the sale and/or refinancing of WOF’s properties and that none of such distributions has been paid from cash generated by operations. In addition, the Company has revised the disclosure to indicate that the Acquisition Fund had not yet paid any distributions to its investors.

Furthermore, the Company has revised the disclosure on page 65 to include an adverse business section to address these business developments.

Williams Realty Fund I, page 61

28.	We note the disclosure regarding yield at the end of the first paragraph on page 62. Please revise to briefly explain how you calculated yield for this and the other development funds.

We advise the Staff that the Company has revised the disclosure on pages 63-65 to explain that the Company calculated yield for all three development funds through an internal rate of return based on actual cash distributions.

29.
Refer to the discussion of loan work-outs in the third paragraph on page 62.  Please revise to clarify the number of loans and the and percentage of Fund I’s total indebtedness that is currently in default or otherwise subject to work-outs with the lender.  Also, please clarify the number of properties that currently are generating cash flow that is insufficient to service the debt.

We advise the Staff that the Company has revised the disclosure on page 63 to clarify that, as of June 30, 2010, Fund I had seven loans related to six of its properties that were in default and that represented approximately 28.3% of Fund I's outstanding indebtedness.

October 4, 2010

Business

Our Company, page 64

30.
We note that you were organized on September 18, 2009.  Please revise to identify all promoters, including your sponsor and, if applicable, Preferred Apartment Advisors, LLC.  Refer to Item 11(d) of Form S-11.

We advise the Staff that the Company has revised the disclosure on page 66 to identify the Company’s promoters as John A. Williams and Leonard A. Silverstein.

31.
Refer to the third paragraph under this heading.  Please revise to briefly describe how you will benefit from Mr. Williams’ current organization and platform, including whether you intend to contract with any of these firms to provide services to your business.

We advise the Staff that the Company has revised the disclosure on page 66 to describe that the Company will benefit from the depth and breadth of experience of Mr. Williams’ current organization and platform in a number of ways including, but not limited to: (i) the manager’s intent to contract directly with each of these firms to provide a substantial portion of the services it is required to provide in connection with running the Company’s day-to-day operations under the management agreement; and (ii) key employees of these firms serving as the Company’s officers and as officers of the manager.

Our Investment Strategy, page 67

32.
Refer to the first paragraph under this heading.  Please provide us with independent, third party support for your statement that apartment values are “well below” previous market highs.  In addition, please revise the second full paragraph on page 68 to clarify the meaning of the phrase “attractive risk-return profiles” as it applies to your target asset opportunities.

We advise the Staff that the Company has revised the disclosure on page 69 to clarify that apartment values are below previous market highs.  The Company will provide supplementally to the Staff the independent, third party support for this statement.

In addition, we advise the Staff that the Company has revised the disclosure on page 70 to state that there are numerous opportunities within the multi-family sector to acquire assets that fit the Company’s investment strategy, and that, while cap rates have come down recently, interest rates generally remain below cap rates, providing an opportunity for buyers to achieve positive leverage (borrow at a cost of capital below the cap rate on the asset).

October 4, 2010

33.	Refer to the second bullet point on page 68. Please revise to clarify, if true, that MSA refers to metropolitan statistical areas. Refer to Rule 421(b) of Regulation C.

We advise the Staff that the Company has revised the disclosure on page 70 to clarify that MSA refers to metropolitan statistical areas.

34.
Refer to the description of “Value Add Assets” and “Opportunistic Assets” on page 69.  Please revise to briefly explain what you classify as “exurban” markets.  Also, clarify the distinction between “modest” and “serious” physical or operational deficiencies so that investors can appreciate the distinctions between your asset classes.  Describe functional obsolescence in greater detail and discuss how your property evaluations will help you avoid the acquisition of such properties.

We advise the Staff that the Company has revised the disclosure on page 71 to remove the reference to “exurban” markets and note that submarkets can be infill or suburban.  In addition, the Company has revised the disclosure to clarify the distinction between “modest” and “serious” physical or operational deficiencies and has described functional obsolescence in greater detail.  Finally, the Company has revised the prospectus on page 71 to clarify the qualities of a property that would render it functionally obsolete, including flat roofs in garden style apartments, floor plans that are significantly smaller than the market average and a high percentage of two bedroom/one bath units relative to the market.  The Company believes that the customary due diligence it intends to conduct prior to acquiring a property will allow it to identify those properties that have functionally obsolete qualities.

35.
We note disclosure from the Risk Factors section on page 22 that your board has significant latitude in setting and altering your planned investment strategy without stockholder vote.  Please revise the disclosure under this heading to discuss the board’s authority as well as its process for making such changes.  Please also explain whether your board is obligated to notify investors of any such changes and, if so, explain how you plan to disclose such changes to your investors.  See Item 10.B. of Industry Guide 5.

We advise the Staff that the Company has revised the prospectus on pages 71-72 to disclose that the Company’s investment guidelines, its assets and the decision to utilize, and the appropriate levels of, leverage are periodically reviewed by the Company’s board of directors as part of their oversight of the Company’s manager and may be amended or revised without a vote of the stockholders.  The prospectus has been revised to disclose that any amendments or revisions made by the board will be described in the Company’s next Form 10-Q filing, a Form 8-K or a press release.

October 4, 2010

36.
Refer to the second bullet point at the top of page 68.  Please revise to explain how you will “leverage” the availability of Freddie Mac and Fannie Mae financing.  In addition, please clarify why you believe this financing may be readily available to you.  We note disclosure in the Risk Factors section on page 20 regarding the impact that current economic conditions could potentially have on your ability to both identify lending sources and obtain financing for acquisitions on reasonable terms.  Also, we note that a similar bullet point on page 5 in your prospectus summary refers to “favorable” financing available from Freddie Mac and Fannie Mae.  If you choose to retain the summary disclosure, please clarity what you mean by “favorable.”

We advise the Staff that the Company has revised the prospectus on page 70 to disclose that it intends to take advantage of the anticipated availability of financing from Freddie Mac and Fannie Mae that fits within its financing strategy.  The prospectus also has been revised on page 70 to disclose that the Company believes that financing will be available from Fannie Mae and Freddie Mac because those entities currently maintain that they will provide liquidity to the market in the form of debt capital at rates that currently meet the Company’s financing strategy.  The Company states that, while market conditions may change that affect this availability, it believes Fannie Mae and Freddie Mac will continue to operate and provide debt for the multifamily sector.

37.
Please revise this section to describe how investments in real estate related debt fits into your overall investment strategy.  Also, describe in more detail the specific types of debt you may invest in, including your underwriting standards for debt.  Disclose any established credit quality parameters with respect to loans in which you may invest.

We advise the Staff that we have revised the section entitled “Our Investment Strategy” on page 71 of the prospectus to describe how investments in real estate-related debt fits into the Company’s overall investment strategy, including the types of debt in which the Company may invest, the Company’s underwriting standards and credit quality parameters.

October 4, 2010

Our Target Assets, page 70

38.	Please revise to explain how you determined the market descriptions used on the map. Provide us with independent, third-party support for your determinations.

We advise the Staff that we have revised the disclosure on page 72 of the prospectus to explain that the markets identified on the map tend to be Metropolitan Statistical Areas (“MSAs”) of 1 million people or more with favorable economic conditions.  In addition, the prospectus has been revised to explain that:  (a) the Company monitors the following conditions in identifying markets to target:  job growth; household income; pipeline of new supply for multifamily units; pipeline of new supply for single family units; current and forecasted occupancy for multifamily units; current and forecasted rental rate growth for multifamily units; and other statistics that may be relevant to individual markets; (b) the Company intends to analyze data from affiliates' operations to corroborate any assumptions; and (c) the Company intends to utilize a network of industry contacts and relationships to generate information about current and future market conditions.

The Company will supplementally provide the independent, third party support for these determinations to the Staff.

Our Management

Our Directors and Executive Officers, page 75

39.
Please revise each of your director narratives to include the specific dates and positions for each such person’s prior business experience during the last five years.  Refer to Item 401(e)(1) of Regulation S-K.

We advise the Staff that the Company has revised the disclosure on pages 81-83 of the prospectus to include the specific dates and positions for each director’s prior business experience during the last five years.

40.
We note your disclosure that your directors serve as your fiduciaries.  Please briefly describe the fiduciary obligations, if any, of the officers who are employees of your manager.  Refer to Item 6 of Industry Guide 5.

We advise the Staff that the Company has revised the disclosure on page 81 to indicate that each of the Company’s executive officers, including John A. Williams and Leonard A. Silverstein, who also serve as Class B Directors, also are officers of the manager. As a result, these individuals owe fiduciary duties to the manager, which fiduciary duties may conflict with the duties that they owe to the Company and its stockholders.

October 4, 2010

Compensation of Officers, page 80

41.
We note that your officers will not receive any cash compensation from you for their services as your officers.  Please revise to disclose all compensation paid to your officers by any person for services rendered to you.  Refer to Item 402(a)(2) of Regulation S-K.  In addition, we note disclosure in the fifth paragraph on page 85 indicating that you may reimburse your manager for personnel costs.

We advise the Staff that we have revised the section entitled “Our Manager and Management Agreement—Management Agreement—Compensation to Manager” on page 86 of the prospectus and that the amounts that the Company anticipates it will reimburse its manager in connection with personnel costs will be completed in a future amendment to the Registration Statement.  In addition, we have revised the prospectus on page 86 to refer to this section for purposes of clarity.

Our Management and Management Agreement

Management Agreement, page 84

42.
Term of the Management Agreement (page 85).  We note that the management agreement will renew automatically for one-year terms beginning on the third anniversary of the closing of this offering.  Please revise to clarify whether you have the right not to renew the contract at the expiration of a one-year renewal term.  If so, please describe any separate notice procedures associated with non-renewal and the fees that you would be obligated to pay to the manager upon non-renewal.  We note your discussion of termination; however, it is not clear whether you can elect to have the agreement expire at the end of the term.

We kindly refer the Staff to page 91 where the Company discusses that, following the initial term, the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of the Company’s independent directors.

Management Compensation, page 86

43.	Please revise to briefly describe the services that your manager will provide for each category of fees received. Clarify how each category of services is distinct from the others.

We advise the Staff that the Company has revised the management compensation tables on pages 5-9 and 93-96 of the prospectus to describe briefly the services the Company’s manager will provide for each category of fees received in order to clarify how each category is distinct from the others.

October 4, 2010

Principal Stockholders and Selling Stockholders, page 90

44.
Please revise the section heading to remove the reference to selling stockholders.  It does not appear that you are registering any shares for resale and the tables included under this heading do not appear to reflect the sale of any shares in the offering.

We advise the Staff that the Company has revised the section heading of the section entitled “Principal Stockholders and Selling Stockholders” on page 98 of the prospectus to remove the reference to selling stockholders.

Certain Relationships and Related Transactions

Conflicts of Interest

Interests in Other Real Estate Programs, page 91

45.
Please revise your disclosure to indicate the number of entities currently owned or managed by your sponsor, manager, officers, directors, or any of their affiliates that are in direct competition with you.

We advise the Staff that the Company has revised the disclosure on page 100 of the prospectus to indicate that, since 2005, certain of the Company’s officers and directors and their affiliates have sponsored three private real estate programs, including one program focused on acquiring residential real estate assets and two programs focused primarily on developing real estate assets across multiple property types.

Other Activities of Preferred Apartment Advisors, LLC and Its Affiliates, page 92

46.	Please revise your disclosure to provide an approximation of the amount of time your manager and your executive officers will devote to your business.

We advise the Staff that the Company has revised the disclosure on page 100 of the prospectus to indicate that the Company’s executive officers and the key professionals associated the manager who provide services to the Company are not obligated to devote a fixed amount of their time to the Company, but the manager believes that the Company’s executive officers and the other key professionals have sufficient time to discharge fully their responsibilities to the Company and to the other business in which they are involved.

October 4, 2010

Description of Securities

Class A and Class B Common Stock, page 97

47.
We note your statement that your common stock, when issued pursuant to the private placement and public offering, will be “fully paid and non-assessable.”  This statement is a legal conclusion that you are not qualified to make.  Please revise to disclose that this statement is based on the opinion of counsel and name counsel or remove the statement from your disclosure.

We advise the Staff that the Company has removed the disclosure on page 105 indicating that the common stock, when issued pursuant to the private placement and public offering, will be fully paid and non-assessable.

Appendix A – Prior Performance Tables

Table I – Experience in Raising and Investing Funds, A-2

48.
Refer to the line item “Percentage amount raised.”  The percentage amount shown in Table 1 should always be 100%, so that offering expenses can be reflected as a percentage of the total amount raised in the offering.  It is not appropriate to show the percentage amount raised as greater than 100%.  Also, please revise the table to express all other amounts as percentages of the amount raised.  You may retain the dollar amounts in the table if you also include the percentages.

We advise the Staff that the Company has revised the table on page A-2 so that offering expenses are reflected as a percentage of the total amount raised in the offering.  In addition, the Company has revised the table to express all other amounts as percentages of the amount raised.

49.
Please explain to us the line items titled “Dollar amount funded” and “Percentage amount funded.” Tell us why you believe these additional items, which do not appear in Industry Guide 5, are appropriate for your prior programs.  Also, revise footnotes (4) and (5) to the table to clarify the terms “amount funded” and “capital called.”

We advise the Staff that the Company has removed the line items titled “Dollar amount funded” and “Percentage amount funded” on page A-2.  In addition, the Company has revised footnotes (4) and (5) on page A-3 to the table to clarify the terms “amount funded” and “capital called.”

October 4, 2010

Table III – Operating Results of Prior Program Properties, page A-6

50.
Refer to the results for Williams Realty Fund I on page A-6.  Please tell us why the amount of cash distributions to investors from sales and refinancing exceeded the amount of cash generated from sales and refinancing in 2008.  Alternatively, please revise the table to reflect the accurate amounts.

We advise the Staff that the Company has revised Table III – Operating Results of Prior Program Properties on pages A-6 to A-7 of the prospectus to reflect the accurate amounts of cash distributions by Williams Realty Fund I to investors from sales and refinancing in 2008.

Part II – Information Not Required in Prospectus

Item 36.  Financial Statements and Exhibits, page II-3

51.
Please submit all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

We advise the Staff that the Company intends to file drafts of its legal and tax opinions and submit the remaining exhibits in connection with the filing of a future amendment to the Registration Statement.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.